(Logo)
Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel  (905) 726-2462
Fax (905) 726-7164

Magna announces record third quarter and year to date results from Operations

November 7, 2002, Aurora, Ontario, Canada....Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the third quarter and nine month period ended September 30, 2002.

    -------------------------------------------------------------------------
                            NINE MONTHS ENDED          THREE MONTHS ENDED
                         -----------------------      ---------------------
                         Sept 30,     Sept 30,        Sept 30,     Sept 30,
                            2002         2001            2002         2001
                        ---------    ---------        --------     --------

    Sales               $  9,421     $  8,197        $  3,027     $  2,517

    Net income (1)      $    444     $    461(3)     $    132     $    104(3)
    Net income from
     operations (2)     $    440     $    401(4)     $    117     $     98(4)

    Diluted earnings
     per share (1)      $   4.74     $   4.92        $   1.40     $   1.02
    Diluted earnings
     per share from
     operations (2)     $   4.69     $   4.25(4)     $   1.24     $   1.04(4)

    -------------------------------------------------------------------------

    (1) Net income and diluted earnings per share have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

    (2) Net income from operations for the nine months ended September 30, 2002 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totalling a net gain of $4 million. Diluted earnings per share from operations for the nine months ended September 30, 2002 are based on diluted earnings per share and calculated using 90.7 million diluted shares outstanding, but exclude the ownership dilution gains and losses described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

         Net income from operations for the three months ended September 30, 2002 is based on net income but excludes ownership gains from public subsidiary share issuances totalling a gain of $15 million. Diluted earnings per share from operations for the three months ended September 30, 2002 are based on diluted earnings per share and calculated using 90.7 million diluted shares outstanding, but exclude the ownership dilution gains described above.

         Net income from operations for the nine months ended September 30, 2001 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totalling a net gain of $48 million and a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada. Diluted earnings per share from operations for the nine months ended September 30, 2001 are based on diluted earnings per share and calculated using 91.8 million diluted shares outstanding, but exclude the ownership dilution gains and losses and the future income tax recovery described above and a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures.

         Net income from operations for the three months ended September 30, 2001 is based on net income but excludes ownership dilution gains from public subsidiary share issuances totalling a gain of $6 million. Diluted earnings per share from operations for the three months ended September 30, 2001 are based on diluted earnings per share and calculated using 91.9 million diluted shares outstanding, but exclude the ownership dilution gains described above and a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures.

         For more information see notes 4, 5 and 6 to the Third Quarter Consolidated Financial Statements attached.

    (3) Net income has been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of The Canadian Institute of Chartered Accountants ("CICA"). The impact of the new recommendations on the Company's consolidated statement of income for the nine months and three months ended September 30, 2001 was to decrease net income by $nil and $1 million, respectively. For more information see note 2 to the Third Quarter Consolidated Financial Statements attached.

    (4) In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the nine months ended September 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $14 million and $0.15, respectively. If goodwill and indefinite life intangible assets had not been amortized during the three months ended September 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $5 million and $0.06, respectively. For more information see notes 2 and 3 to the Third Quarter Consolidated Financial Statements attached.
    -------------------------------------------------------------------------
        All results are reported in millions of U.S. dollars, except per share figures.
    -------------------------------------------------------------------------

    Belinda Stronach, Magna's President and CEO stated, "I am pleased with our continued growth and success in the third quarter. Our team made progress on many fronts, including record third quarter sales and diluted earnings per share from operations. We continue to make every effort to support our customers by supplying competitively priced, innovative, quality products. These are key ingredients to helping our customers achieve their objectives, which in turn enhances Magna's standing as a valued partner."


    THREE MONTHS ENDED SEPTEMBER 30, 2002
    -------------------------------------

    The Company posted sales of $3.0 billion for the three months ended September 30, 2002, an increase of 20% over the three months ended September 30, 2001. The higher sales level in the third quarter of 2002 reflects increases over the third quarter of 2001 of 28% in European content per vehicle, 3% in North American content per vehicle, 31% in tooling and other automotive sales, and increased vehicle production of 11% in North America and 2% in Europe.
    The Company earned net income from operations for the three months ended September 30, 2002 of $117 million, representing an increase over the three months ended September 30, 2001 of 19% or $19 million, of which $5 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the three months ended September 30, 2002 was $132 million.
    Diluted earnings per share from operations were $1.24 for the three months ended September 30, 2002, compared to $1.04 for the three months ended September 30, 2001, an increase of 19% or $0.20, of which $0.06 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the three months ended September 30, 2002 were $1.40.
    Cash generated from operations before changes in non-cash working capital was $257 million for the three months ended September 30, 2002. Total investment activities for the third quarter ended September 30, 2002 were $344 million, including $319 million in fixed assets of which $101 million relates to the purchase of the Eurostar facility from DaimlerChrysler, and $25 million in other assets.

    NINE MONTHS ENDED SEPTEMBER 30, 2002
    ------------------------------------

    Sales for the nine months ended September 30, 2002 were $9.4 billion, an increase of 15% over the nine months ended September 30, 2001.
    The Company earned net income from operations for the nine months ended September 30, 2002 of $440 million, representing an increase over the nine months ended September 30, 2001 of 10% or $39 million, of which $14 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the nine months ended September 30, 2002 was $444 million.
    Diluted earnings per share from operations were $4.69 for the nine months ended September 30, 2002, compared to $4.25 for the nine months ended September 30, 2001, an increase of 10% or $0.44, of which $0.15 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the nine months ended September 30, 2002 were $4.74.
    For the nine months ended September 30, 2002 cash generated from operations before changes in non-cash working capital was $850 million. Total investment activities for the nine months ended September 30, 2002 were $684 million, including $593 million in fixed assets of which $101 million relates to the purchase of the Eurostar facility from DaimlerChrysler, $88 million in investments and other assets, and $3 million to purchase subsidiaries.


    OTHER MATTERS
    -------------

    The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended September 30, 2002. The dividend of U.S. $0.34 per share is payable on December 16, 2002 to shareholders of record on November 29, 2002.

    2002 OUTLOOK
    ------------

    The Company remains cautious about North American and European vehicle production volumes in the fourth quarter of fiscal 2002 due to uncertainty about general economic conditions.
    For the fourth quarter of fiscal 2002, the Company expects average dollar content per vehicle to range between $475 and $490 in North America and between $230 and $250 in Europe. In addition, the Company has assumed that fourth quarter fiscal 2002 vehicle volumes will be approximately 3.9 million units in North America and 4.0 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the fourth quarter of fiscal 2002 to be between $3.1 billion and $3.3 billion and diluted earnings per share from operations to be in the range of $1.30 to $1.50.
    The Company expects full year fiscal 2002 average dollar content per vehicle to range between $435 and $440 in North America and between $225 and $230 in Europe. Further, the Company is forecasting fiscal 2002 production volumes of approximately 16.3 million units in North America and approximately 16.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the full year fiscal 2002 to range from $12.1 billion to $12.3 billion, compared to fiscal 2001 automotive sales of $10.5 billion. In addition, diluted earnings per share from operations for fiscal 2002 are expected to be in the range of $6.00 to $6.20, compared to fiscal 2001 earnings per share from operations of $5.77, adjusted to reflect the elimination of amortization of goodwill and indefinite life intangible assets.
    In addition, the Company expects that full year fiscal 2002 spending for fixed assets for its automotive business will be approximately $750 million, including $101 million for the purchase of Eurostar, compared to $486 million in fiscal 2001.

    Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include:
Interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror, lighting and engineered glass systems, including advanced electronics through Magna Donnelly Corporation; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

    Magna has over 74,000 employees in 197 manufacturing operations and 44 product development and engineering centres in 22 countries.

    Magna will hold a conference call for interested analysts and shareholders to discuss the third quarter results and other developments on Thursday, November 7, 2002 at 5:00 p.m. EST. The number to use for this call is 1 888 799-1759. Please call in 10 minutes prior to the conference call. The number for overseas callers is 1 416 641-6700. Magna will also webcast The conference call and will include presentation slides at www.magna.com. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President, Finance and Chief Financial Officer.

    For further information: please contact Vincent Galifi or Louis Tonelli at (905) 726-7100. For teleconferencing questions, please call (905) 726-7103.


    This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Form 40-F for its financial year ended December 31, 2001 and subsequent SEC filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    -------------------------------------------------------------------------
    (Unaudited)
    (United States dollars in millions, except per share figures)
    -------------------------------------------------------------------------
                                       Nine months ended  Three months ended
                                      Sept 30,  Sept 30,  Sept 30,  Sept 30,
                                         2002      2001      2002      2001
    -------------------------------------------------------------------------
                                               (restated,          (restated,
                                              see note 2)         see note 2)

    Sales:
      Automotive                      $  8,979  $  7,773  $  2,962  $  2,451
      Magna Entertainment Corp.            442       424        65        66
    -------------------------------------------------------------------------
                                         9,421     8,197     3,027     2,517
    -------------------------------------------------------------------------
    Automotive costs and expenses:
      Cost of goods sold                 7,407     6,341     2,476     2,024
      Depreciation and amortization        306       296       104        99
      Selling, general and administrative  559       505       187       162
      Interest expense (income), net        (5)        3        (5)        -
      Equity income                        (17)      (13)       (6)       (4)
    Magna Entertainment Corp. costs
     and expenses                          425       392        82        76
    -------------------------------------------------------------------------
    Operating income - automotive          729       641       206       170
    Operating income (loss)
     - Magna Entertainment Corp.            17        32       (17)      (10)
    -------------------------------------------------------------------------
    Operating income                       746       673       189       160
    Other income (note 4)                    4        48        15         6
    -------------------------------------------------------------------------
    Income before income taxes
     and minority interest                 750       721       204       166
    Income taxes (note 5)                  250       221        60        51
    Minority interest                       56        39        12        11
    -------------------------------------------------------------------------
    Net income                        $    444  $    461  $    132  $    104
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Preferred Securities
     and other paid-in capital        $    (21) $    (35) $     (5) $    (11)
    Foreign exchange loss on the
     redemption of Convertible
     Subordinated Debentures (note 6)      (11)      (10)        -       (10)
    -------------------------------------------------------------------------
    Net income available to
     Class A Subordinate Voting
     and Class B Shareholders              412       416       127        83
    Retained earnings, beginning
     of period                           2,220     1,789     2,403     2,081
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                        (88)      (81)      (31)      (28)
    Distribution on transfer of
     business to subsidiary (note 7)         -        14         -         -
    Cumulative adjustment for change
     in accounting policy related to
     foreign currency translation
     (note 2)                               (3)       (2)        -         -
    Adjustment for change in
     accounting policy related to
     goodwill (notes 2 and 3)              (42)        -         -         -
    Repurchase of Class A
     Subordinate Voting Shares (note 9)     (1)        -        (1)        -
    -------------------------------------------------------------------------
    Retained earnings, end of period  $  2,498  $  2,136  $  2,498  $  2,136
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share (note 3):
      Basic                           $   4.77  $   5.26  $   1.41  $   1.04
      Diluted                         $   4.74  $   4.92  $   1.40  $   1.02
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per Class A
     Subordinate Voting or
      Class B Share                   $   1.02  $   1.02  $   0.34  $   0.34
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and Class B
     Shares outstanding during the
     period (in millions):
      Basic                               86.4      79.1      90.3      80.3
      Diluted                             90.7      91.8      90.7      87.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    -------------------------------------------------------------------------
    (Unaudited)
    (United States dollars in millions)
    -------------------------------------------------------------------------
                                       Nine months ended  Three months ended
                                      Sept 30,  Sept 30,  Sept 30,  Sept 30,
                                         2002      2001      2002      2001
    -------------------------------------------------------------------------
                                              (restated,          (restated,
                                             see note 2)         see note 2)

    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                        $    444  $    461  $    132  $    104
    Items not involving current
     cash flows                            406       316       125       128
    -------------------------------------------------------------------------
                                           850       777       257       232
    Changes in non-cash working capital      3      (189)     (147)      (86)
    Increase in deferred revenue            69        15         -        15
    -------------------------------------------------------------------------
                                           922       603       110       161
    -------------------------------------------------------------------------
    INVESTMENT ACTIVITIES
    Fixed asset additions (note 8)        (593)     (323)     (319)     (108)
    Purchase of subsidiaries                (3)      (32)        -        (8)
    Decrease (increase) in investments      (2)       (6)        1         2
    Increase in other assets               (86)      (30)      (25)      (17)
    Proceeds from disposition of
     investments and other                  24        71         8         8
    -------------------------------------------------------------------------
                                          (660)     (320)     (335)     (123)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Net issues (repayments) of debt        (88)       11        15        38
    Redemption of Convertible
     Subordinated Debentures (note 6)        -      (121)        -      (121)
    Repayments of debentures'
     interest obligations                  (13)      (31)       (1)      (13)
    Preferred Securities distributions     (18)      (21)       (6)       (6)
    Redemption of Subordinated
     Debentures by subsidiary                -       (34)        -         -
    Issues of Class A Subordinate
     Voting Shares                          19        12         -         -
    Repurchase of Class A Subordinate
     Voting Shares (note 9)                 (2)        -        (2)        -
    Issues of shares by
     subsidiaries (note 4)                 208       184        62        72
    Dividends paid to minority interests    (9)       (7)       (3)       (3)
    Dividends                              (86)      (81)      (29)      (28)
    -------------------------------------------------------------------------
                                            11       (88)       36       (61)
    -------------------------------------------------------------------------

    Effect of exchange rate changes
     on cash and cash equivalents            4       (18)      (29)       (4)
    -------------------------------------------------------------------------

    Net increase (decrease)
     in cash and cash equivalents
     during the period                     277       177      (218)      (27)
    Cash and cash equivalents,
     beginning of period                   888       620     1,383       824
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                    $  1,165  $    797  $  1,165  $    797
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    -------------------------------------------------------------------------
    (Unaudited)
    (United States dollars in millions)
    -------------------------------------------------------------------------
                                           September 30,        December 31,
                                                   2002                2001
    -------------------------------------------------------------------------
                                                                  (restated,
                                                                 see note 2)
    ASSETS
    Current assets:
    Cash and cash equivalents                   $  1,165            $    890
    Accounts receivable                            2,168               1,752
    Inventories                                      935                 842
    Prepaid expenses and other                        82                  74
    -------------------------------------------------------------------------
                                                   4,350               3,558
    -------------------------------------------------------------------------
    Investments                                      105                  88
    Fixed assets, net                              3,935               3,595
    Goodwill, net (note 3)                           217                 259
    Future tax assets                                115                 114
    Other assets                                     324                 287
    -------------------------------------------------------------------------
                                                $  9,046            $  7,901
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
    Bank indebtedness                           $    263            $    308
    Accounts payable                               1,805               1,435
    Accrued salaries and wages                       268                 228
    Other accrued liabilities                        218                 158
    Income taxes payable                              48                  62
    Long-term debt due within one year                45                  54
    -------------------------------------------------------------------------
                                                   2,647               2,245
    -------------------------------------------------------------------------
    Deferred revenue                                  86                  16
    Long-term debt                                   231                 244
    Debentures' interest obligation (note 6)          40                 114
    Other long-term liabilities                      109                  85
    Future tax liabilities                           289                 274
    Minority interest                                699                 441
    -------------------------------------------------------------------------
                                                   4,101               3,419
    -------------------------------------------------------------------------

    Shareholders' equity:
    Capital stock
      Class A Subordinate Voting Shares
       (notes 6 and 9)
        (issued: 89,167,626; December 31, 2001
         - 82,244,518)                             2,186               1,682
      Class B Shares
        (convertible into Class A Subordinate
         Voting Shares)
        (issued: 1,096,509; December 31, 2001
         - 1,097,009)                                  1                   1
    Preferred Securities                             277                 277
    Other paid-in capital (note 6)                    63                 463
    Retained earnings                              2,498               2,217
    Currency translation adjustment                  (80)               (158)
    -------------------------------------------------------------------------
                                                   4,945               4,482
    -------------------------------------------------------------------------
                                                $  9,046            $  7,901
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Commitments and contingencies (note 12)



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    -------------------------------------------------------------------------
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts
    in millions unless otherwise noted)
    -------------------------------------------------------------------------
    1.  Basis of Presentation

        The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2002 and the results of operations and cash flows for the nine month and three month periods ended September 30, 2002 and 2001.

    2.  Accounting Changes

    (a) In December 2001, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

        The retroactive changes to the consolidated statement of income for the nine month and three month periods ended September 30, 2001 are as follows:

                                    Nine months ended    Three months ended
                                   September 30, 2001    September 30, 2001
        ---------------------------------------------------------------------

        Increase in selling,
         general and administrative            $    -                $    1
        ---------------------------------------------------------------------
        Decrease in operating income                -                    (1)
        Increase in income taxes                    -                     -
        ---------------------------------------------------------------------
        Decrease in net income                 $    -                $   (1)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        In addition, for the nine month and three month periods ended September 30, 2001, basic earnings per Class A Subordinate Voting or Class B Share decreased $nil and $0.01, respectively.

        The retroactive changes to the consolidated statement of cash flows for the nine month and three month periods ended September 30, 2001 are as follows:


                                    Nine months ended    Three months ended
                                   September 30, 2001    September 30, 2001
        ---------------------------------------------------------------------

        Decrease in net income                 $    -                $   (1)
        ---------------------------------------------------------------------
        Increase in items not
         involving cash flows                  $    -                $    1
        ---------------------------------------------------------------------

        The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

                                                          December 31, 2001
        ---------------------------------------------------------------------

        Decrease in other assets                                     $   (5)
        ---------------------------------------------------------------------
        Decrease in future tax liabilities                           $   (2)
        ---------------------------------------------------------------------
        Decrease in retained earnings                                $   (3)
        ---------------------------------------------------------------------

    (b) In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

        CICA 3062 requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. CICA 3062 also requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

        Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

        Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see note 3).

    (c) In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the nine month period ended September 30, 2002 (see note 10).

    3.  Goodwill and Other Assets

    (a) In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share at September 30, 2001 would have been as follows:


                                    Nine months ended    Three months ended
                                   September 30, 2001    September 30, 2001
        ---------------------------------------------------------------------

        Net income as reported                 $  461                $  104
        Restatement to eliminate
         amortization of goodwill
         and indefinite life
         intangible assets                         14                     5
        ---------------------------------------------------------------------
        Adjusted net income                    $  475                $  109
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Basic earnings per share
         as reported                           $ 5.26                $ 1.04
        Restatement to eliminate
         amortization of goodwill
         and indefinite life
         intangible assets                       0.18                  0.06
        ---------------------------------------------------------------------
        Adjusted basic earnings
         per share                             $ 5.44                $ 1.10
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Diluted earnings per share
         as reported                           $ 4.92                $ 1.02
        Restatement to eliminate
         amortization of goodwill
         and indefinite life
         intangible assets                       0.15                  0.06
        ---------------------------------------------------------------------
        Adjusted diluted earnings
         per share                             $ 5.07                $ 1.08
        ---------------------------------------------------------------------

    (b) In accordance with the new recommendations of the CICA, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ("Decoma") U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ("Intier") European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the opening minority interest.

        The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ("MEC'), and has determined that no impairment charge is required.

    4.  Other Income

    (a) In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Tesma.

    (b) In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

    (c) In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

    (d) In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses (see note 8). The Company incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

    (e) In June 2001, Decoma, completed a public offering by issuing 16.1 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. The Company recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

    (f) In August 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. The Company recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

    5.  Income Taxes

        During the second quarter of fiscal 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada.

    6.  Redemption of Convertible Subordinated Debentures

    (a) In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

        On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

    (b) In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

        On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the new recommendations of the CICA, the foreign exchange loss of $10 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

    7.  Distribution on Transfer of Business to Subsidiary

        In January 2001, Decoma purchased Magna Exterior Systems ("MES") and the remaining 60% of Decoma Exterior Trim ("DET") owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied by the payment of $3 million in cash, and through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

    8.  Acquisitions

    (a) In July 2002, Magna Steyr completed the purchase of DaimlerChrysler's Eurostar facility in Austria. The purchase price consisted of euro 90 million paid in cash on closing and an additional euro 20 million paid in cash in September 2002. Magna Steyr will use the Eurostar facility to assemble the BMW E83 (X3) commencing in the fourth quarter of 2003.

    (b) In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies") for total consideration of $48 million (net of cash acquired of $7 million). In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

    (c) In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems"), an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

    9.  Capital Stock

    (a) On August 7, 2002, the Company announced that The Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid commenced on August 12, 2002 and will expire no later than August 11, 2003. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid.

        During the three months ended September 30, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the common shares repurchased of $1 million has been charged to retained earnings.

    (b) The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at September 30, 2002 were exercised:

        Class A Subordinate Voting and Class B Shares
         outstanding at September 30, 2002                             90.3
        Stock options                                                   3.5
        ---------------------------------------------------------------------
                                                                       93.8
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.
        ---------------------------------------------------------------------

    10. Stock-Based Compensation

    (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):


                                            Options outstanding
                                         ------------------------
                                                        Weighted
                                                        average        Number
                                               Number   exercise   of options
                                           of options     price   exercisable
        ---------------------------------------------------------------------

        Outstanding at December 31, 2001    2,553,000   Cdn$75.16  1,157,000
        Granted                             1,247,500  Cdn$109.45          -
        Exercised                            (333,625)  Cdn$76.06   (333,625)
        Vested                                      -           -    249,500
        ---------------------------------------------------------------------
        Outstanding at March 31, 2002       3,466,875   Cdn$87.41  1,072,875
        Granted                               100,000  Cdn$109.45         -
        Exercised                             (54,000)  Cdn$69.00    (54,000)
        Vested                                      -           -    172,000
        ---------------------------------------------------------------------
        Outstanding at June 30, 2002        3,512,875   Cdn$88.32  1,190,875
        Exercised                              (6,000)  Cdn$62.75     (6,000)
        Vested                                      -           -     49,500
        ---------------------------------------------------------------------
        Outstanding at September 30, 2002   3,506,875   Cdn$88.36  1,234,375
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    (b) The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

        The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

        ---------------------------------------------------------------------
        Risk free interest rate                                          5%
        Expected dividend yield                                       1.45%
        Expected volatility                                             24%
        Expected time until exercise                                4 years
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the nine months and three months ended September 30, 2002 would have been as follows:

                                    Nine months ended    Three months ended
                                   September 30, 2002    September 30, 2002
        ---------------------------------------------------------------------

        Pro forma net income                    $ 434                 $ 131

        Pro forma earnings per
         Class A Subordinate Voting
         or Class B Share
           Basic                               $ 4.65                $ 1.40
           Diluted                             $ 4.63                $ 1.39
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The weighted average fair value of options granted during the nine months and three months ended September 30, 2002 was:

                                    Nine months ended    Three months ended
                                   September 30, 2002    September 30, 2002
        ---------------------------------------------------------------------

        Weighted average fair
         value of options granted
         during the period                     $15.39                $    -
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    11. Segmented Information

                                      Nine months ended    Nine months ended
                                     September 30, 2002   September 30, 2001
        ----------------------------------------------- ---------------------

                                           Oper-  Fixed         Oper-  Fixed
                                    Total  ating assets, Total  ating assets,
                                    sales income    net  sales income    net
        ----------------------------------------------- ---------------------

        Public Automotive
         Operations
          Decoma International Inc.$1,583 $  131 $  493 $1,404 $   84 $  493
          Intier Automotive Inc.    2,807     98    444  2,401     56    394
          Tesma International Inc.    678     67    273    589     57    239

        Wholly Owned Automotive
         Operations
          Magna Steyr               1,471     11    509  1,060     17    322
          Cosma International
           and Other Automotive
           Operations               2,513    266    820  2,401    288    780

        Corporate and other           (73)   156    765    (82)   139    744
        ----------------------------------------------- ---------------------
        Total Automotive
         Operations                 8,979    729  3,304  7,773    641  2,972
        MEC                           442     17    631    424     32    575
        ----------------------------------------------- ---------------------
        Total reportable segments  $9,421 $  746  3,935 $8,197 $  673  3,547
        Current assets                            4,350                3,535
        Investments, goodwill
         and other assets                           761                  726
        ----------------------------------------------- ---------------------
        Consolidated total assets                $9,046                $7,808
        ----------------------------------------------- ---------------------
        ----------------------------------------------- ---------------------

                                     Three months ended   Three months ended
                                     September 30, 2002   September 30, 2001
        ----------------------------------------------- ---------------------

                                           Oper-                 Oper-
                                           ating  Fixed         ating  Fixed
                                    Total income assets, Total income assets,
                                    sales  (loss)   net  sales  (loss)   net
        ----------------------------------------------- ---------------------

        Public Automotive
         Operations
          Decoma International Inc.$  480 $   31 $  493 $  438 $   19 $  493
          Intier Automotive Inc.      932     24    444    729      7    394
          Tesma International Inc.    226     20    273    189     14    239

        Wholly Owned Automotive
         Operations
          Magna Steyr                 528     (4)   509    362      5    322
          Cosma International and
           Other Automotive
           Operations                 816     69    820    755     72    780

        Corporate and other           (20)    66    765    (22)    53    744
        ----------------------------------------------- ---------------------
        Total Automotive
         Operations                 2,962    206  3,304  2,451    170  2,972
        MEC                            65    (17)   631     66    (10)   575
        ----------------------------------------------- ---------------------
        Total reportable segments  $3,027 $  189  3,935 $2,517 $  160  3,547
        Current assets                            4,350                3,535
        Investments, goodwill
         and other assets                           761                  726
        ----------------------------------------------- ---------------------
        Consolidated total assets                $9,046               $7,808
        ----------------------------------------------- ---------------------
        ----------------------------------------------- ---------------------

    12. Commitments and Contingencies

    (a) On July 15, 2002, MEC entered into agreements to acquire a majority interest in Pimlico Race Course and Laurel Park, which are operated under the trade name "Maryland Jockey Club" ("MJC"). The aggregate purchase price is expected to be approximately $51 million in cash, subject to normal closing adjustments. The closing of the transaction is expected to occur in the fourth quarter of 2002, subject to regulatory approvals and legislative review.

    13. Subsequent Events

    (a) On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ("Donnelly"), the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration of $298 million plus the assumption of approximately $95 million of interest-bearing debt. In accordance with the terms of the agreement, each Donnelly Class A and Class B shareholder received
        0.459 Magna Class A Subordinate Voting Shares, with an aggregate of
        5.3 million Magna Class A Subordinate Voting Shares being issued.

    (b) On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). ORI has entered into an agreement to transfer the shares of ORI to MEC five days after MEC receives all necessary regulatory approvals for the acquisition of Flamboro Downs, which is expected to occur within 90 days. MEC will equity account for ORI until the necessary regulatory approvals are obtained. Flamboro Downs also houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation. Pursuant to an agreement with the Ontario Lottery and Gaming Corporation, Flamboro Downs receives 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount added to purses and the other half being retained by Flamboro Downs.

        The purchase price, net of cash acquired, was $55.2 million and was satisfied by vendor take-back notes of approximately $36.4 million with the remainder paid in cash by ORI. MEC has guaranteed the vendor take-back notes payable by ORI and loaned ORI the cash portion of the purchase price.

    (c) On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition was satisfied by the payment of approximately $81 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million.

    14. Comparative Figures

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.